UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment to the Report on Form 6-K originally filed with the Securities and Exchange Commission on August 17, 2023 (the “Form 6-K”), is being filed solely for the purposes of furnishing a corrected press release. The corrected press release updates the time of the webcast to 10:00 a.m. EDT from 8:00 a.m. EDT on Tuesday, August 22.

Furnished as Exhibit 99.1 to this Report on Form 6-K is the corrected press release of Evaxion Biotech A/S (the “Company”) dated August 18, 2023, announcing the Company’s financial results for the three months ended June 30, 2023.

Exhibits

Exhibit
No.	Description
99.1	Press Release dated August 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: August 18, 2023	By:	/s/ Per Norlén
Per Norlén Chief Executive Officer